SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

YPF Sociedad Anónima

TABLE OF CONTENT

ITEM 1 Translation of letter to the Argentine Securities Commission dated September 5, 2024.

Buenos Aires, September 5, 2024

Gentlemen

COMISIÓN NACIONAL DE VALORES (“CNV”)

25 de Mayo 175

City of Buenos Aires

MERCADO ABIERTO ELECTRÓNICO S.A. (“MAE”)

Maipu 1210

City of Buenos Aires

BOLSAS Y MERCADOS ARGENTINOS S.A. (“ByMA”)

Sarmiento 299

City of Buenos Aires

Present

Ref: YPF S.A. – Exchange Offer

Our highest consideration:

We are hereby writing to you in order to comply with the requirements of the Argentine Securities Commission and the corresponding rules of ByMA and MAE.

YPF offers the additional class XXXI notes, denominated and payable in U.S. dollars at a fixed rate of 8.750% maturing on September 11, 2031 for a nominal amount of up to US$500,000.000, expandable up to the Maximum Authorized Amount (the “Additional Class XXXI Notes”), to be offered in exchange for the class XXXIX notes maturing in July 2025 (the “2025 Notes”) (the “Exchange Offer”), to be issued under the Simplified Frequent Issuer Regime established in Section VIII, Chapter V, Title II of the National Securities Commission (“CNV”) Rules.

The Exchange Offer is subject to a number of terms and conditions that are described in detail in the Exchange Offering Memorandum dated as of September 5, 2024 on the CNV’s Financial Information Highway, in the Electronic Bulletin of the MAE and in the Electronic Bulletin of the Buenos Aires Stock Exchange.

In this regard, please find attached the press release relating to the Exchange Offer announced by the Company.

All capitalized terms not defined herein have the meanings assigned to them in the Exchange Offering Memorandum.

Sincerely yours,

Margarita Chun

Market Relations Manager

YPF S.A.

YPF Sociedad Anónima

(a stock corporation (sociedad anónima) incorporated under the laws of Argentina)

Announcement of the Commencement of the Offers to Exchange up to U.S.$500,000,000 Aggregate Principal Amount of its 8.500% Senior Notes due July 2025 for the applicable amount of 8.750% Senior Notes due 2031

September 5, 2024— Buenos Aires, Argentina

YPF S.A. (“YPF” or the “Company” or “us” or “we”) has priced its international capital markets offering of U.S.$500,000,000 8.750% senior amortizing notes due 2031, (the “New Money Notes”), and hereby announces the commencement of its offer to exchange (the “Exchange Offer”) up to U.S.$500,000,000 in aggregate principal amount (the “Offer Cap”) of its outstanding 8.500% Senior Notes due July 2025 (the “Old Notes”) validly tendered and accepted for exchange for newly issued 8.750% Senior Notes due 2031 (the “New Notes”) of YPF, upon the terms and subject to the conditions set forth in the exchange offer memorandum, dated September 5, 2024 (the “Exchange Offer Memorandum”), and the related electronic eligibility letter (the “Eligibility Letter” and, together with the Exchange Offer Memorandum, the “Exchange Offer Documents”). The New Notes will be issued as Additional New Notes (as defined in the Exchange Offer Memorandum) under the Indenture (as defined in the Exchange Offer Memorandum) pursuant to which the Company also expects to issue the New Money Notes.

The following table sets forth certain material terms of the Exchange Offer:

Title of Security	CUSIP and ISIN Numbers	Principal Amount Outstanding	Early Participation Consideration(a)(c)	Late Participation Consideration(b)(c)
8.500% Senior Notes due July 2025	CUSIP:984245 AL4 P989MJ BE0 ISIN:US984245AL47 USP989MJBE04	U.S.$1,131,771,002(d)	U.S.$1,000	U.S.$950

(a)

The Early Participation Consideration corresponds to the principal amount of New Notes per U.S.$1,000 principal amount of the Company’s Old Notes validly tendered at or prior to the Early Participation Date (as defined below) and accepted for exchange.

(b)

The Late Participation Consideration corresponds to the principal amount of New Notes per U.S.$1,000 principal amount of the Company’s Old Notes validly tendered at or prior to the Expiration Date (as defined below) and accepted for exchange.

(c)

We will pay accrued and unpaid interest on the Old Notes from the most recent interest payment date in respect of the Old Notes up to, but not including, the applicable Settlement Date, which will be reduced by the Pre-Issuance Accrued Interest (as defined in the Exchange Offer Memorandum) up to, but not including the applicable Settlement Date, as further described below (the “Accrued Coupon Payment”). The first interest payment for the New Notes will include accrued interest from the initial issuance date of the New Money Notes. The Exchange Consideration (as defined below) does not include the Accrued Coupon Payment. See “Description of the Exchange Offer—Accrued Coupon Payment” in the Exchange Offer Memorandum. Also, see “Taxation—Certain Argentine Tax Considerations” in the Exchange Offer Memorandum.

(d)	The principal amount outstanding may be reduced if YPF purchases any Old Notes in the corresponding Cash Tender Offer (as defined below).

Only holders of Old Notes who have returned a duly completed electronic Eligibility Letter certifying that they are (1) “qualified institutional buyers” (“QIBs”) as defined in Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), (2) located outside of the United States (other than “U.S. persons” (as defined in Rule 902 under the Securities Act)), who are qualified offerees in other jurisdictions and who are not Argentine Entity Offerees (as defined in the Eligibility Letter) or Non-Cooperative Jurisdiction Offerees (as defined in the Eligibility Letter), (3) “non-U.S. persons” who are Argentine Entity Offerees, (4) “non-U.S. persons” who are Non-Cooperative Jurisdictions Offerees, or (5) “non-U.S. persons” who are Eligible Canadian Holders (as defined in the Eligibility Letter), are authorized to receive the Exchange Offer Memorandum and to participate in the Exchange Offer (such holders, “Eligible Holders”).

Argentine Entity Offerees and Non-Cooperative Jurisdiction Offerees who participate in the Exchange Offer are required to submit a properly completed Agent’s Message (as defined in the Exchange Offer Memorandum) in which such Eligible Holder shall identify itself as Argentine Entity Offeree or Non-Cooperative Jurisdiction Offeree, as the case may be.

Upon the terms and subject to the conditions set forth in the Exchange Offer Documents, Eligible Holders who validly tender Old Notes at or prior to the Expiration Date will receive consideration (the “Exchange Consideration”) in the form of either (i) with respect to Eligible Holders who validly tender Old Notes at or prior to the Early Participation Date (as defined below) and whose Old Notes are accepted for exchange by us, the Early Participation Consideration detailed in the table above and (ii) with respect to Eligible Holders who validly tender Old Notes after the Early Participation Date, and whose Old Notes are accepted for exchange by us, the Late Participation Consideration detailed in the table above.

In addition to the Exchange Consideration, Eligible Holders will also receive the Accrued Coupon Payment consisting of accrued and unpaid interest on Old Notes accepted for exchange in the Exchange Offer from, and including, the last interest payment date for Old Notes to, but not including, the applicable Settlement Date, reduced by the Pre-Issuance Accrued Interest up to, but not including the applicable Settlement Date. The Accrued Coupon Payment will be paid in cash with respect to Old Notes accepted for exchange, subject to any tax withholdings applicable to Argentine Entity Offerees or to Non-Cooperative Jurisdictions Offerees. Interest will cease to accrue on the applicable Settlement Date for all Old Notes purchased in the Exchange Offer.

Interest on the New Notes will accrue from the issuance date of the New Money Notes. Although participants in the Exchange Offer will not hold New Notes prior to the Early Settlement Date, in the case of New Notes issued on the Early Settlement Date, or the Final Settlement Date, in the case of New Notes issued on the Final Settlement Date, the first interest payment on the New Notes will include the interest accrued from the issuance date of the New Money Notes to the applicable Settlement Date. Further, each holder whose Old Notes are accepted for exchange by us will receive a cash payment representing the Accrued Coupon Payment.

The Exchange Offer will expire at 5:00 p.m. (New York City time) on October 3, 2024 (such date and time with respect to the Exchange Offer, as the same may be extended with respect to the Exchange Offer, the “Expiration Date”). In order to be eligible to receive the Early Participation Consideration (as set forth in the table above), Eligible Holders must validly tender and not validly withdraw their Old Notes on or prior to 5:00 p.m., New York City time, on September 18, 2024, unless extended (such date and time, as the same may be extended, the “Early Participation Date”). Eligible Holders who validly tender their Old Notes after the Early Participation Date and on or prior to the Expiration Date will be eligible to receive only the Late Participation Consideration (as set forth in the table above). Old Notes validly tendered may be withdrawn at any time prior to 5:00 p.m., New York City time, on September 18, 2024, unless extended (such date and time, as the same may be extended, the “Withdrawal Date”), but not thereafter, unless extended by us.

We have a right to elect following the Early Participation Date and on or prior to the Expiration Date a date to accept the Old Notes validly tendered at or prior to the Early Participation Date (the “Early Acceptance Date”), provided that all conditions of the Exchange Offer have been satisfied or, where applicable, waived by us (the “Early Settlement Right”). If we exercise the Early Settlement Right, the Early Acceptance Date will be the date on which we accept for exchange all Old Notes validly tendered at or prior to the Early Participation Date. Assuming that we exercise the Early Settlement Right and all conditions of the Exchange Offer have been satisfied, or where applicable, waived by us, we expect that the Early Acceptance Date will be the first Business Day following the Early Participation Date. If we exercise the Early Settlement Right, the settlement date will be promptly following the Early Acceptance Date (the “Early Settlement Date”) which is expected to occur on the second business day following the Early Participation Date.

The “Final Settlement Date” for the Exchange Offer is expected to be promptly following the Expiration Date. Assuming that the Final Settlement Date is not extended and all conditions of the Exchange Offer have been satisfied or, where applicable, waived by us, we expect that the Final Settlement Date will occur on a date promptly following the Expiration Date. We refer to each of the Early Settlement Date and the Final Settlement Date as a “Settlement Date.”

The acceptance of Old Notes pursuant to the Exchange Offer is subject to the Offer Cap. YPF is offering to exchange Old Notes (having an aggregate principal amount not to exceed the Offer Cap) that are validly tendered by Eligible Holders for New Notes, upon the terms and subject to the conditions set forth in the Offering Memorandum. We reserve the right, in our sole discretion and subject to applicable law, to increase the Offer Cap without reinstating withdrawal rights or extending the Early Participation Date or the Withdrawal Date with respect to the Exchange Offer.

The following proration procedures will apply to the Exchange Offer:

●

Subject to the Offer Cap, we intend to accept for exchange all Old Notes validly tendered (and not validly withdrawn) at or prior to the Early Participation Date, and will only prorate such Old Notes if the aggregate principal amount of Old Notes validly tendered (and not validly withdrawn) at or prior to the Early Participation Date, exceeds the Offer Cap.

●

If the Exchange Offer is not fully subscribed as of the Early Participation Date, Eligible Holders who validly tender Old Notes after the Early Participation Date but at or prior to the Expiration Date may be subject to proration if the aggregate principal amount of Old Notes validly tendered (and not validly withdrawn) at or prior to the Expiration Date exceeds the Offer Cap.

●

Subject to the Offer Cap and proration, all Old Notes validly tendered at or prior to the Early Participation Date will be accepted for exchange before any Old Notes validly tendered after the Early Participation Date are accepted for exchange. Furthermore, if the Exchange Offer is fully subscribed as of the Early Participation Date, Eligible Holders who validly tender Old Notes after the Early Participation Date will not have any of their Old Notes accepted for exchange, provided that such Old Notes may be accepted for exchange if we increase the Offer Cap, which we are entitled to do in our sole discretion. There can be no assurance that we will increase the Offer Cap.

●	Old Notes must be tendered on behalf of each beneficial owner due to potential proration.

YPF’s obligation to accept Old Notes tendered in the Exchange Offer is also subject to the satisfaction of certain conditions applicable to the Exchange Offer including (1) certain customary conditions, including that we will not be obligated to consummate the Exchange Offer upon the occurrence of an event or events or the likely occurrence of an event or events that would or might reasonably be expected to prohibit, restrict or delay the consummation of the Exchange Offer or materially impair the contemplated benefits to us of the Exchange Offer, (2) our receipt of aggregate gross proceeds upon completion of the New Money Offering, (3) the likelihood that the New Notes are treated as part of the “same issue” as the New Money Notes for U.S. federal income tax purposes, as determined on the Early Acceptance Date or the Expiration Date, as applicable, and (4) in the case of Argentine Entity Offerees and Non-Cooperative Jurisdiction Offeree, upon its delivery of a properly completed Agent’s Message in which such Eligible Holder shall identify itself as Argentine Entity Offeree or Non-Cooperative Jurisdiction Offeree, as the case may be. Subject to applicable law and limitations described in the Exchange Offer Memorandum, YPF may waive any of these conditions in its sole discretion. See “Description of the Exchange Offer—Conditions to the Exchange Offer” in the Exchange Offer Memorandum.

The purpose of the Exchange Offer is to acquire a portion of the outstanding Old Notes as part of a plan to extend the maturity profile of our existing debt.

Prior to the commencement of the Exchange Offer, we priced an international capital markets offering of New Money Notes, the consummation of which is subject to customary closing conditions (the “New Money Offering”). We anticipate settling the New Money Offering on September 11, 2024.

Prior to the commencement of the Exchange Offer, we announced the commencement of a cash tender offer (the “Cash Tender Offer”) for up to U.S.$500 million aggregate principal amount of our 8.500% Senior Notes due July 2025 and 6.950% Senior Notes due 2027. The Exchange Offer is not conditioned on the successful consummation of the Cash Tender Offer. Similarly, the Cash Tender Offer is not conditioned on the successful consummation of the Exchange Offer.

This announcement is not deemed to be an offer to buy or a solicitation of an offer to sell any of our securities in the New Money Offering or the Cash Tender Offer nor the Exchange Offer. Neither the New Money Offering nor the Cash Tender Offer is being made pursuant to this announcement. The New Money Offering and the Cash Tender Offer are being made solely on the terms and subject to the conditions set out in a respective separate offer document.

If and when issued, the New Notes and the New Money Notes will not be registered under the Securities Act, or any state securities law or the securities laws of any other jurisdiction. Therefore, the New Notes and the New Money Notes may not be offered or sold in the United States or to any U.S. persons absent registration or an applicable exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and any applicable state securities laws.

Subject to applicable law and the requirements of the Luxembourg Stock Exchange on which the Old Notes are listed, the Exchange Offer may be amended, extended or, upon failure of a condition to be satisfied or waived prior to the Expiration Date or Settlement Date, as the case may be, terminated. Although we have no present plans or arrangements to do so, we reserve the right to amend, at any time, the terms of the Exchange Offer in accordance with applicable law. We will give Eligible Holders notice of any amendments and will extend the Expiration Date if required by applicable law.

Eligible Holders of Old Notes are advised to check with any bank, securities broker or other intermediary through which they hold Old Notes as to when such intermediary would need to receive instructions from a beneficial owner in order for that beneficial owner to be able to participate in, or withdraw their instruction to participate in, an Exchange Offer before the deadlines specified in this announcement. The deadlines set by any such intermediary for the submission of tender instructions will be earlier than the relevant deadlines specified in this announcement.

The complete terms and conditions of the Exchange Offer are described in the Exchange Offer Memorandum, copies of which may be obtained from Morrow Sodali International LLC, trading as Sodali & Co, the information and exchange agent for the Exchange Offer by telephone at +1 203 658 9457 (Stamford) or +44 20 4513 6933 (London), in writing at 333 Ludlow Street, South Tower, 5th Floor Stamford, CT 06902, United States, by email to YPF@investor.sodali.com, or are available for download via the website https://projects.sodali.com/YPFexchange.

YPF has engaged BofA Securities, Inc., Citigroup Global Markets Inc., J.P. Morgan Securities LLC and Santander US Capital Markets LLC to act as the dealer managers (the “Dealer Managers”) and Balanz Capital Valores S.A.U., Banco Santander Argentina S.A. and Banco de Galicia y Buenos Aires S.A.U., as local dealer managers (the “Local Dealer Managers”) in connection with the Exchange Offer. Questions regarding the terms of the Exchange Offer may be directed to BofA Securities, Inc. by telephone at +1 (888) 292 0070 (U.S. toll free) or +1 (646) 855-8988 (collect), Citigroup Global Markets Inc. by telephone at +1 (800) 558-3745 (U.S. toll free) or +1 (212) 723-6106 (collect), J.P. Morgan Securities LLC by telephone at +1 (866) 846-2874 (U.S. toll free) or + (212) 834-7279 (collect) and Santander US Capital Markets LLC by telephone at +1 (855) 404 3636 (U.S. toll free) or +1 (212) 940 1442 (collect).

None of YPF, the Dealer Managers, the Local Dealer Managers, Sodali & Co or the trustee for the Old Notes, or any of their respective affiliates, is making any recommendation as to whether Holders should or should not tender any Old Notes in response to the Exchange Offer or expressing any opinion as to whether the terms of the Exchange Offer are fair to any holder. Holders must make their own decision as to whether to tender any of their Old Notes and, if so, the principal amount of Old Notes to tender. Please refer to the Exchange Offer Memorandum for a description of the offer terms, conditions, disclaimers and other information applicable to the Exchange Offer.

●Important Notice

●This announcement is not an offer of securities for sale in the United States, and none of the New Notes has been or will be registered under the Securities Act or any state securities law. They may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except pursuant to an exemption from, or in a transaction not subject to the registration requirements of the Securities Act. This announcement does not constitute an offer of the New Notes for sale, or the solicitation of an offer to buy any securities, in any state or other jurisdiction in which any offer, solicitation or sale would be unlawful. Any person considering making an investment decision relating to any securities must inform itself independently based solely on an offering memorandum to be provided to eligible investors in the future in connection with any such securities before taking any such investment decision.

●This announcement is directed only to holders of Old Notes who are (i) QIBs, (ii) if outside the United States, holders of Old Notes other than U.S. persons and who are not acquiring New Notes for the account or benefit of a U.S. Person, in offshore transactions in compliance with Regulation S under the Securities Act, and who are Non-U.S. qualified offerees other than Argentine Entity Offerees and Non-Cooperative Jurisdiction Offerees, (iii) Argentine Entity Offerees or (iv) Non-Cooperative Jurisdiction Offerees who are authorized to participate in the Exchange Offer.

●The distribution of materials relating to the Exchange Offer may be restricted by law in certain jurisdictions. The Exchange Offer is void in all jurisdictions where it is prohibited. If materials relating to the Exchange Offer come into your possession, you are required by the Company to inform yourself of and to observe all of these restrictions. The materials relating to the Exchange Offer, including this communication, do not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the Exchange Offer be made by a licensed broker or dealer and a dealer manager or any affiliate of a dealer manager is a licensed broker or dealer in that jurisdiction, the Exchange Offer shall be deemed to be made by the dealer manager or such affiliate on behalf of the Company in that jurisdiction.

●Notice to Investors in the EEA

●The New Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the EEA. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended, the “IDD”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129 (as amended or superseded, the “Prospectus Regulation”). Consequently no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling any securities or otherwise making them available to retail investors in the EEA has been or will be prepared and therefore offering or selling any securities or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

●Notice to Investors in the UK

●The New Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the UK. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (“EUWA”); (ii) a customer within the meaning of the provisions of the Financial Services and Markets Act 2000 (as amended, the “FSMA”) and any rules or regulations made under the FSMA to implement the Insurance Distribution Directive, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the EUWA; or (iii) not a qualified investor as defined in Article 2 of the Prospectus Regulation as it forms part of domestic law by virtue of the EUWA (the “UK Prospectus Regulation”). Consequently, no key information document required by the PRIIPs Regulation as it forms part of domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the UK has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: September 6, 2024	By:	/s/ Margarita Chun
	Name:	Margarita Chun
	Title:	Market Relations Officer